NATURE WOOD GROUP LIMITED

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R

Via EDGAR

August 22, 2023

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Nature Wood Group Limited (the “Company”)

Amendment No. 1 to Registration Statement on Form F-1

Submitted August 4, 2023

CIK No. 0001948294

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated August 22, 2023 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are publicly filing a revised F-1 via EDGAR (the “F-1/A”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the F-1/A, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment 1 to Form F-1 filed August 4, 2023

Dilution, page 46

1.	Your disclosure indicates that you have deducted offering expenses from your adjusted net tangible book value in both of the dilution tables presented on page 46. Given the capitalization disclosures on page 45, it appears the net tangible book value you presented in your dilution disclosures and calculations does not exclude offering expenses. Please revise your dilution disclosures accordingly.

Response: We respectfully advise the Staff that we have revised pages 45 and 46 of the F-1/A to revise disclosure relating to capitalization and dilution.

Please reach Lawrence Venick, the Company’s outside counsel at +852.5600.0188 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Hok Pan Se
Nature Wood Group Limited
Director
Encl.